                                                                    EXHIBIT 20.1

For further information contact:
William B. Ruger, Jr.      603-863-3300
Erle G. Blanchard          203-259-7843
Stephen L. Sanetti         203-259-7843

                              FOR IMMEDIATE RELEASE

         SOUTHPORT, CONNECTICUT, January 26, 1998--Sturm, Ruger & Company, Inc. (NYSE-RGR), announced today the voluntary resignation of Gerald W. Bersett as President, Chief Operating Officer, and as a member of the Board of Directors effective March 1, 1998. Commenting on the resignation Chairman William B. Ruger acknowledged Bersett's contribution to the Company during his tenure and thanked him for his industry-wide efforts over their long association. William B. Ruger, Jr., currently Vice Chairman and Senior Executive Officer, will assume the additional duties of President and Chief Operating Officer. Stephen L. Sanetti, Vice President and General Counsel, will replace Bersett as a member of the Board of Directors. These changes will also be effective on March 1, 1998.

         Sturm, Ruger & Company, Inc. was founded in 1949. The Company's business segments are engaged in manufacturing high quality rifles, shotguns, pistols, and revolvers for a variety of sporting and law enforcement purposes. The Company also manufactures titanium, ferrous, and aluminum investment castings for a wide variety of customers and end users. Plants are located in Newport, New Hampshire, Manchester, New Hampshire, and Prescott, Arizona. Corporate headquarters are located in Southport, Connecticut.